Filed by AccountAbilities, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: AccountAbilities, Inc.
File No. of Related Registration Statement: 333-145739

AccountAbilities Announces Filing of S-4 Registration Statement by Hyperion Energy
Related to Proposed Reverse Acquisition

MANALAPAN, N.J., August 30, 2007 – AccountAbilities, Inc. (Other OTC: ACBT.PK – News), a provider of financial personnel staffing services, professional marketing services, and management consulting services to CPA and other professional firms, reported today that a Form S-4 Registration Statement (including a joint preliminary prospectus and proxy statement) has been filed by Hyperion Energy, Inc. in connection with the previously announced proposed sale of assets and reverse acquisition with Hyperion.  The Registration Statement was filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2007, and is not yet effective and the information in it is subject to change.  After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be sent to AccountAbilities shareholders prior to the holding of a special meeting of AccountAbilities’ shareholders to vote on the proposed transaction.

Hyperion is a “shell” company with no operations.  “By moving our core business of professional services and commercial staffing into Hyperion, Hyperion serves AccountAbilities as the vehicle for becoming a full SEC reporting company with the ability to apply for listing on a major exchange,” stated Stephen DelVecchia, CFO of Accountabilities.

As discussed further in the Registration Statement, the proposed transaction will effectively result in a reverse acquisition, whereby AccountAbilities’ shareholders will ultimately own 100% of Hyperion’s outstanding common stock.  AccountAbilities’ current management and directors will be assuming similar responsibilities and positions within Hyperion, with Hyperion’s current sole officer and director resigning upon the closing of the transaction.

It is intended that after the closing, Hyperion will assume the AccountAbilities name, and the name of the current corporation will be changed from AccountAbilities to a name yet to be determined.  Further, because the shares of Hyperion will be distributed as a dividend to current AccountAbilities shareholders, AccountAbilities shareholders will own shares in both corporations.

In addition, as explained further in the Registration Statement, AccountAbilities has reached an agreement in principle to acquire Woopee Connect, Inc. once the core operations of AccountAbilities have been moved to the Hyperion corporate entity.  Under the terms of the proposed agreement, Woopee Connect, Inc., a New Jersey based corporation engaged in providing voice over internet protocol telephone services, will be merged into a newly formed wholly owned subsidiary of AccountAbilities and the existing holders of Woopee Connect common stock will be issued shares of AccountAbilities common stock representing approximately 51% of AccountAbilities outstanding shares after giving effect to the transaction.  Definitive terms are expected to be announced in a later release.

Allan Hartley, President of AccountAbilities said, "Filing the S-4 Registration Statement is a significant step forward in accomplishing our ultimate goal of providing our shareholders with the advantages of being a fully reporting, publicly traded company on the OTC Bulletin Board.  If the transaction is completed, not only will we ultimately be able to provide our shareholders with the value of their ownership in AccountAbilities, but also the value represented through their separate ownership in the business of Woopee.”

About AccountAbilities, Inc.

AccountAbilities is engaged in the Professional Staffing Industry providing accounting through its Accounting/Finance Division, and IT, Engineering and Scientific through its Technical Services Division. AccountAbilities, through its Partner on Premise Program, provides accounting (CPA) firms and professional firms and companies the opportunity to partner in AccountAbilities staffing network. The Company also offers productivity based staffing solutions through its Workforce Solutions Program. http://www.aabilities.com.

The statements which are not historical facts contained in this press release are forward-looking statements that involve certain known and unknown risks and uncertainties, including but not limited to, the possibility that the transactions described in the press release will not be completed, changes in the market for professional staffing services, regulatory and technological changes, changes in levels of unemployment and other economic factors, increased competition, the ability to attract and retain customers, the availability of qualified candidates for placement by the Company and the possibility of the Company incurring liability for activities of the employees and contractors that it places with its customers. The Company's actual results may differ materially from the results discussed in or implied by any forward-looking statement. The words "intend", "expect", "should", "project", "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made.

Hyperion Energy. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-145739) containing a preliminary proxy statement/prospectus regarding the proposed acquisition of substantially all of the assets used by AccountAbilities in its staffing and workforce solutions business.  Investors are urged to read the definitive proxy statement/prospectus, which will include detailed risk factors, when it becomes available because it will contain important information about the proposed transaction.  The prospectus/proxy statement will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to AccountAbilities, Inc., 500 Craig Road, Suite 201, Manalapan, New Jersey, 07726, Attention: Investor Relations.

AccountAbilities, Inc., its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction with Hyperion Energy, Inc.  Information abut the directors and executive officers of Accountabilities, their interests in the transaction and their ownership of AccountAbilities common stock is set forth in the Registration Statement on Form S-4 filed by Hyperion Energy and will be set forth in the definitive proxy statement/when it becomes available.

Contact:
AccountAbilities, Inc.
Ron Shapss
732-333-3622
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